UNITED STATES SECURITIES AND EXCHANGE COMMISSION	     OMB APPROVAL
FORM 3	         Washington, D.C. 20549
OMB Number: 3235-0104
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	Expires:
December3l,2001

Estimated average burden,

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility                            hours per
response ......0.5
(Print or Type Responses)	Holding Company Act of 1935 or Section 30(f) of
the Investment Company Act of 1940
1. Name and Address of Reporting Person*

Galloway Bruce
Robert
2. Date of Event
    Requiring Statement
    (Month/Day/Year)
4. Issuer Name and Ticker or Trading Symbol

 Datametrics Corporation (NASDAQ OTC/BB:DMTR)
(Last)                         (First)
 (Middle)

  8/18/00
5.     Relationship of Reporting Person(s) to Issuer
                           (Check all applicable)
6. If Amendment, Date of
    Original (Mont h/D ay/Yea r)
216 East 47th Street, 2A
3.  I.R.S. Identification
         X           Director               __________ -10% Owner


     Number of Reporting
 ________Officer(give         ______ ____-Other (specify
7.   Individual  or Joint/Group
(Street)

New York,                        New York                       10017
     Person, if an entity
     (voluntary)
     title below)                                 below)
                   __________________________

      Filing (Check Applicable Line)
    X    Form  filed by One Reporting Person
______ Form  filed by More thin One Reporting Person


(City)                   (State)                          (Zip)
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security
    (Instr. 4)
2. Amount of Securities
    Beneficially Owned
     (Instr. 4)
3. Ownership
     Form: Direct
    (D) or Indirect
    (1) (Instr. 5)
4. Nature of Indirect Beneficial Ownership
     (Instr. 5)
Common Stock, $.01 par value
      85,600
      D

Common Stock, $.01 par value
      44,100
       I
Investment Manager
Common Stock, $.01 par value
      10,000
       I
By Spouse / Other relatives

































Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Potential persons who are to respond to the collection of Information contained
In this form are not	(Over)
required to respond unless the form displays a currently valid OMB control
number.	SEC 1473 (3-99)

FORM 3 (continued)	Table Il - Derivative Securities Beneficially Owned (
e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security
(Instr. 4)
2. Date Exer-
    cisable and
    Expiration
    Date
    (Month/Day/Year)
3. Title and Amount of Securities Underlying
Derivative Security
(Instr. 4)
4. Conver-
    sion or
    Exercise
    Price of
    Deri-
    vative
    Security
5. Owner-
    ship
    Form of
    Deri-
    vative
    Security:
6. Nature of Indirect
    Beneficial Ownership
   (Instr. 5)

Date
Exer-
cisable
Expira-
tion
Date
Title
Amount
or
Number
Of
Shares

    Direct
    (D) or
    Indirect
    (I)
    (Instr- 5)

Warrants
8/2/99
8/2/04
Common Stock
100,000
$1.10
       D

Warrants
8/2/99
8/2/04
Common Stock
150,000
$1.10
       I
Investment Manager

















































































Explanation of Responses:




/s/ Bruce Galloway 			  8/28/00
	**Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	      Bruce Galloway
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
		See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.-
		Page 2